July 25, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Hedge Fund Guided Portfolio Solution (“Registrant”) File No. 333-224465; 811-23347

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Registrant hereby applies for an order granting withdrawal of Post-Effective Amendment No. 4 filed on May 31, 2019 (accession number 0001193125-19-162532) (the “Amendment”) to the Registrant’s registration statement on Form N-2.

The Registrant, as discussed with the staff (“Staff”) of the Securities and Exchange Commission, respectfully requests that the Staff grant this application because the Registrant intends, in conjunction with the withdrawal requested hereby, to file a new registration statement on Form N-2 to register additional shares.

The Registrant represents that no securities were sold in connection with the Amendment.

If you have any questions, please contact Abigail Hemnes at (617) 951-9053 or George Zornada at (617) 261-3231.

Sincerely,

By:	/s/ Michael Sullivan
Michael Sullivan
Chief Compliance Officer